Exhibit 99.1

FLY LEASING REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS

Dublin, Ireland, November 9, 2017 – Fly Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced its financial results for the third quarter of 2017.

Third Quarter 2017 Highlights

•	Net loss of $12.5 million, $0.43 per share
•	Adjusted Net Income of $14.9 million, $0.51 per share
•	Acquired three aircraft for $114 million
•	Repurchased 1.5 million shares
•	Priced $300 million of unsecured 5.25% senior notes due 2024

“We were active on several fronts this quarter as we acquired three aircraft, including another new 737 MAX 8, repurchased a further 1.5 million shares and refinanced our unsecured notes that were due 2020,” said Colm Barrington, CEO of FLY. “We have acquired eight aircraft in the first nine months of 2017 for a total of $403 million, growing the fleet to 84 aircraft. Our growth capacity remains strong with the ability to acquire over $2 billion worth of new aircraft without the need to raise additional funds.”

“FLY has repurchased a total of 3.6 million shares so far this year, and we ended the quarter with a net book value per share of $18.95,” added Barrington. “We see great value in our shares and will continue to repurchase stock under our current buyback program.”

“We also remain focused on driving down our cost of debt,” said Barrington. “The refinancing of our unsecured notes will result in substantial savings, reducing our borrowing costs by nearly $10 million per year starting in 2018. Further, following quarter end, we repriced our term loan, which will result in an additional $1 million of annual interest cost savings.”

Financial Results

FLY is reporting a net loss of $12.5 million, or $0.43 per share, for the third quarter of 2017, primarily driven by a $22.0 million non-cash impairment charge. This compares to net income of $22.9 million, or $0.70 per share, for the same period in 2016.

Net loss for the nine months ended September 30, 2017 was $4.6 million, or $0.15 per share. For the same nine-month period in 2016, net income was $34.7 million, or $1.03 per share.

Adjusted Net Income

Adjusted Net Income was $14.9 million for the third quarter of 2017, compared to $17.3 million for the same period in the previous year. On a per share basis, Adjusted Net Income was $0.51 in the third quarter of 2017, compared to $0.53 for the third quarter of 2016. For the nine months ended September 30, 2017, Adjusted Net Income was $35.7 million, or $1.15 per share, compared to $48.7 million, or $1.45 per share, for the same nine-month period in 2016.

A reconciliation of Adjusted Net Income to net income (loss) determined in accordance with GAAP is shown below.

Aircraft Impairment

As a result of a lessee’s insolvency filing during the third quarter, FLY recorded an impairment charge of $22.0 million on a 2001 vintage Airbus A330-200 to write the aircraft down to its estimated current market value.

Share Repurchases

During the nine months ended September 30, 2017, FLY repurchased 3.6 million shares for $47.3 million at an average price of $13.29 per share. At September 30, 2017, $19.3 million remained under the share repurchase authorization. Subsequent to quarter end, FLY repurchased 159,462 shares at an average price of $13.90 per share through November 3, 2017. As of November 3, 2017, $17.1 million remained under the share repurchase authorization.

Senior Unsecured Notes Due 2024

On October 16, 2017, FLY completed its offering of $300 million of unsecured 5.25% Senior Notes due 2024. The net proceeds were approximately $294.2 million, which FLY has used, together with cash on hand, to discharge its outstanding 6.75% Senior Notes due 2020.

Financial Position

At September 30, 2017, FLY’s total assets were $3.5 billion, including investment in flight equipment totaling $3.1 billion. Total cash at September 30, 2017 was $394.2 million, of which $272.1 was unrestricted. The book value per share at September 30, 2017 was $18.95.

Aircraft Portfolio

At September 30, 2017, FLY’s 84 aircraft were on lease to 45 airlines in 29 countries. The table below does not include the two B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Sep. 30, 2017	Dec. 31, 2016
Airbus A319	9	9
Airbus A320(1)	13	12
Airbus A321	3	3
Airbus A330	3	3
Airbus A340	2	2
Boeing 737	44	38
Boeing 757	3	3
Boeing 777	2	2
Boeing 787	5	4
Total	84	76
(1) One aircraft was held for sale at September 30, 2017.

At September 30, 2017, the average age of the portfolio, weighted by net book value of each aircraft, was 6.2 years. The average remaining lease term was 6.5 years, also weighted by net book value. At September 30, 2017, the 84 aircraft were generating annualized rental revenue of approximately $366 million. FLY’s lease utilization factor was 100% for the third quarter of 2017.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, November 9, 2017. Participants should call +1-253-237-1145 (International) or 800-535-7056 (North America) and enter confirmation code 96666152. A live webcast with slide presentation will be available on the Events page in the Investor Relations section of FLY’s website at www.flyleasing.com. A webcast replay will be available on the company’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand, and fuel efficient commercial jet aircraft. FLY leases its aircraft under multi-year lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #
Contact:

Matt Dallas
Fly Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited
Consolidated Statements of Income (Loss)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Three months ended		Nine months ended
	Sep. 30, 2017 (Unaudited)	Sep. 30, 2016 (Unaudited)	Sep. 30, 2017 (Unaudited)	Sep. 30, 2016 (Unaudited)
Revenues
Operating lease rental revenue	$87,616	$82,714	$248,118	$231,221
End of lease income	—	66	1,239	8,148
Amortization of lease incentives	(1,956)	(2,000)	(5,602)	(7,090)
Amortization of lease premiums, discounts and other	(106)	(103)	(289)	(310)
Operating lease revenue	85,554	80,677	243,466	231,969
Finance lease revenue	181	226	554	2,002
Equity earnings from unconsolidated subsidiary	125	140	377	404
Gain on sale of aircraft	—	4,103	—	9,689
Interest and other income	359	151	920	375
Total revenues	86,219	85,297	245,317	244,439
Expenses
Depreciation	34,145	31,389	99,270	88,890
Aircraft impairment	22,000	—	22,000	4,122
Interest expense	32,677	31,079	96,400	91,387
Selling, general and administrative	6,956	8,369	23,226	24,022
Ineffective, dedesignated and terminated derivatives	(19)	79	354	343
Net loss on modification and extinguishment of debt	82	7	2,511	5,146
Maintenance and other costs	406	274	1,636	1,928
Total expenses	96,247	71,197	245,397	215,838
Net income (loss) before provision (benefit) for income taxes	(10,028)	14,100	(80)	28,601
Provision (benefit) for income taxes	2,476	(8,842)	4,492	(6,118)
Net income (loss)	$(12,504)	$22,942	$(4,572)	$34,719
Weighted average number of shares
- Basic	29,299,976	32,824,486	30,958,898	33,561,684
- Diluted	29,299,976	32,824,486	30,958,898	33,561,684
Earnings (loss) per share
- Basic and Diluted	$(0.43)	$0.70	$(0.15)	$1.03

Fly Leasing Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Sep. 30, 2017 (Unaudited)	Dec. 31, 2016 (Audited)
Assets
Cash and cash equivalents	$272,080	$517,964
Restricted cash and cash equivalents	122,134	94,123
Rent receivables	634	419
Investment in unconsolidated subsidiary	8,077	7,700
Investment in finance lease, net	14,219	15,095
Flight equipment held for sale, net	22,499	—
Flight equipment held for operating lease, net	2,949,628	2,693,821
Maintenance right asset, net	116,863	101,969
Deferred tax assets	7,149	7,445
Fair value of derivative assets	1,879	1,905
Other assets, net	8,374	6,568
Total assets	$3,523,536	$3,447,009
Liabilities
Accounts payable and accrued liabilities	$26,706	$13,786
Rentals received in advance	14,815	13,123
Payable to related parties	2,028	5,042
Security deposits	49,249	42,495
Maintenance payment liability	240,593	182,571
Unsecured borrowings, net	692,877	691,390
Secured borrowings, net	1,885,963	1,831,985
Deferred tax liability, net	24,376	19,847
Fair value of derivative liabilities	10,291	13,281
Other liabilities	32,938	40,254
Total liabilities	2,979,836	2,853,774
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 28,697,805 and 32,256,440 shares issued and outstanding at September 30, 2017 and December 31, 2016, respectively	29	32
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	489,447	536,922
Retained earnings	61,454	66,026
Accumulated other comprehensive loss, net	(7,230)	(9,745)
Total shareholders’ equity	543,700	593,235
Total liabilities and shareholders’ equity	$3,523,536	$3,447,009

Fly Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)
	Nine months ended
	Sep. 30, 2017 (Unaudited)	Sep. 30, 2016 (Unaudited)
Cash Flows from Operating Activities
Net income (loss)	$(4,572)	$34,719
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(377)	(404)
Finance lease revenue	(554)	(2,002)
Gain on sale of aircraft	—	(9,689)
Depreciation	99,270	88,890
Aircraft impairment	22,000	4,122
Amortization of debt discounts and issuance costs	6,053	7,205
Amortization of lease incentives	5,602	7,090
Amortization of lease discounts, premiums and other items	289	300
Amortization of GAAM acquisition fair value adjustments	928	1,305
Net loss on debt modification and extinguishment	2,511	4,096
Unrealized foreign exchange loss	2,004	750
Provision for deferred income taxes	4,457	(6,304)
Loss on derivative instruments	105	349
Security deposits and maintenance payment liability recognized into earnings	—	(3,450)
Security deposits and maintenance payment claims applied towards operating lease revenues	—	(774)
Cash receipts in settlement of maintenance rights	—	6,150
Changes in operating assets and liabilities:
Rent receivables	(2,441)	(731)
Other assets	(1,925)	(1,395)
Payable to related parties	(9,061)	(9,765)
Accounts payable, accrued and other liabilities	13,757	5,542
Net cash flows provided by operating activities	138,046	126,004
Cash Flows from Investing Activities
Rent received from finance lease	1,430	2,777
Purchase of flight equipment	(383,426)	(505,824)
Proceeds from sale of aircraft, net	—	273,877
Payments for aircraft improvement	(5,157)	(2,266)
Payments for lessor maintenance obligations	(12,123)	(1,942)
Net cash flows used in investing activities	(399,276)	(233,378)

	Nine months ended
	Sep. 30, 2017 (Unaudited)	Sep. 30, 2016 (Unaudited)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	(27,828)	113,025
Security deposits received	7,196	3,920
Security deposits returned	(3,554)	(6,640)
Maintenance payment liability receipts	56,439	54,654
Maintenance payment liability disbursements	(13,734)	(6,068)
Net swap termination payments	—	(709)
Debt extinguishment costs	(602)	—
Debt issuance costs	(307)	(1,169)
Proceeds from secured borrowings	184,685	408,282
Repayment of secured borrowings	(140,194)	(371,579)
Shares repurchased	(47,010)	(37,899)
Net cash flows provided by financing activities	15,091	155,817
Effect of exchange rate changes on cash and cash equivalents	255	62
Net increase (decrease) in cash	(245,884)	48,505
Cash and cash equivalents at beginning of period	517,964	275,998
Cash and cash equivalents at end of period	$272,080	$324,503

Fly Leasing Limited
Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Three months ended		Nine months ended
	Sep. 30, 2017 (Unaudited)	Sep. 30, 2016 (Unaudited)	Sep. 30, 2017 (Unaudited)	Sep. 30, 2016 (Unaudited)
Net income (loss)	$(12,504)	$22,942	$(4,572)	$34,719
Adjustments:
Aircraft impairment	22,000	—	22,000	4,122
Amortization of debt discounts and issue costs	1,963	2,510	6,053	7,205
Amortization of lease premiums, discounts and other	106	94	289	300
Amortization of fair value adjustments recorded in purchase accounting	306	313	928	1,305
Net loss on debt modification and extinguishment	82	7	2,511	5,146
Professional fees related to restatement	—	33	—	1,134
Transaction fees and expenses	—	—	1,669	—
Unrealized foreign exchange loss	476	220	2,004	750
Deferred income taxes	2,469	(8,897)	4,457	(6,304)
(Gain) loss on ineffective, dedesignated and terminated derivatives	(19)	79	354	343
Adjusted Net Income	$14,879	$17,301	$35,693	$48,720
Average Shareholders’ Equity	$559,679	$640,618	$577,875	$642,714
Adjusted Return on Equity	10.6%	10.8%	8.2%	10.1%

Weighted average diluted shares outstanding(1)	29,360,178	32,824,486	31,003,598	33,561,684
Adjusted Net Income per diluted share	$0.51	$0.53	$1.15	$1.45

(1)	The weighted average diluted shares outstanding for the three and nine months ended September 30, 2017 includes dilutive common share equivalents of 60,202 and 44,700, respectively.

FLY defines Adjusted Net Income as net income (loss) plus or minus (i) non-cash impairment charges; (ii) non-cash amortization of debt discounts, loan issuance costs, lease premiums and discounts, and other items; (iii) adjustments related to the GAAM portfolio acquisition comprised primarily of amortization of fair value adjustments recorded in purchase accounting; (iv) net losses from debt modification and extinguishment; (v) non-recurring expenses; (vi) unrealized foreign exchange losses; (vii) deferred income taxes; and (viii) the ineffective portion and gains and losses associated with cash flow hedges. The adjustments included within Adjusted Net Income are primarily non-cash items, one-time or non-recurring items that are not expected to continue in the future, and certain other items that we consider unrelated to the ongoing performance of our operations. Adjusted Return on Equity is calculated by dividing Adjusted Net Income by the average shareholders’ equity for the periods presented. For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity, in addition to GAAP net income and earnings per share, to assess our core operating performance on a consistent basis from period to period. Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash, one-time or non-recurring items that are not expected to continue in the future, and certain other items that are not indicative of our overall operating trends. In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, and not as a substitute for net income or other financial measures determined in accordance with Accounting Principles Generally Accepted in the United States. FLY’s definitions may be different than those used by other companies.